EXHIBIT 20.1

                Del Global Technologies Corp. Reaches Preliminary
                   Agreement to Settle Securities Class Action

July 26, 2001


VALHALLA, N.Y. -- Del Global Technologies Corp. (DGTC) announced today that it has reached an agreement in principle to settle the consolidated securities class action lawsuits pending against Del and other named defendants in the U.S. District Court for the Southern District of New York. Under the agreement, which must be approved by the Court, Del will contribute to the settlement $2 million in the form of a subordinated note due in five years with interest at 6% per annum,
2.5 million shares of Del common stock and warrants to purchase 1 million shares of Del's common stock exercisable at $2.00 per share, expiring six (6) years from the date of execution. The warrants will be callable by Del at $0.25 per warrant once Del's common stock trades at $4 per share if not exercised. The plaintiffs will also receive a $2 million cash payment to which Del will not contribute. The class action was initiated following the discovery in November 2000 of accounting irregularities at Del.


"We are pleased to eliminate the uncertainty of the class action lawsuits," said Samuel E. Park, Del's President. "This settlement effectively brings closure to this most unfortunate event. The preliminary agreement entails no cash contribution from the Company today, and effectively quantifies and caps the Company's exposure from this litigation."


The timing and manner of distribution of the settlement to members of the class will be subject to a plan of distribution to be developed by plaintiffs' counsel subject to approval by the Court. Lead plaintiffs' counsel is Schoengold & Sporn, P.C., 19 Fulton Street, New York, NY 10038-2100, (212) 964-0046.


Del Global Technologies Corp. is primarily engaged in the design, manufacture and marketing of cost-effective medical imaging and diagnostic systems consisting of stationary and portable x-ray systems, radiographic/fluoroscopic systems, mammography systems, dental imaging systems and proprietary high-voltage power conversion subsystems for medical and other critical industrial applications. Industrial applications for which Del supplies power subsystems include airport explosives detection, analytical instrumentation, semiconductor capital equipment and energy exploration.


Statements about future results made in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and the current economic environment. The Company cautions that these statements are not guarantees of future performance. They involve a number of risks and uncertainties that are difficult to predict including the outcome of litigation. Actual results could differ materially from those expressed or implied in the forward-looking statements. Important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements are specified in the Company's filings with the Securities and Exchange Commission.

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Contact:

Del Global Technologies Corp.
Samuel E. Park
President and Chief Executive Officer
Thomas V. Gilboy
Chief Financial Officer
Tel: 914/686-3600